Skadden, Arps, Slate, Meagher & Flom LLP
Four Times Square
New York, New York 10036-6522
212 735-3000
September 3, 2010
VIA EDGAR AND BY HAND
Ms. Susan Block
Attorney-Advisor
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549-7010
Re:	Swift Holdings Corp. Amendment No. 1 to Registration Statement on Form S-1 (File No. 333-168257)
Dear Ms. Block:
                         On behalf of Swift Holdings Corp., a Delaware corporation (the “Company”), enclosed please find a copy of Amendment No. 1 (the “Amendment”) to the above-referenced Registration Statement (the “Registration Statement”), as filed with the Securities and Exchange Commission (the “Commission”) on the date hereof, marked to show changes from the initial filing of the Registration Statement filed with the Commission on July 22, 2010.
                         The changes reflected in the Amendment include those made in response to the comments (the “Comments”) of the Staff of the Commission (the “Staff”) set forth in the Staff’s letter of August 18, 2010 (the “Comment Letter”). The Amendment also includes other changes that are intended to update, clarify and render more complete the information contained therein.
                         Set forth below are the Company’s responses to the Comments. For the convenience of the Staff, the Company has restated in this letter each of the Comments in the Comment Letter and numbered each of the responses to correspond to the numbers of the Comments. Capitalized terms used but not defined herein have the meanings given to them in the Registration Statement. All references to page numbers and captions (other than those in the Staff’s Comments) correspond to the page numbers and captions in the preliminary prospectus included in the Amendment.
Market and Industry Data, page ii
1.	Refer to the third paragraph. Please revise to indicate that you believe and act as though the information is reliable.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 2 -
                         The Company has revised the third paragraph under the caption “Market and Industry Data” on page ii to indicate that it believes that the industry publications and reports cited in the prospectus are reliable and takes such publications and reports into account when operating its business.
Summary, page 1
Overview, page 1
2.	Please revise to state as beliefs statements such as “strategically positioned” terminals, “attractive” services, both at page 1. Similarly revise as to “timely, efficient, safe and cost effective” and that you “create value,” at page 88, under “Operations.” This will help to balance the disclosure.
                         The disclosure on page 1 has been revised to indicate that the Company’s terminals are positioned near major freight centers and traffic lanes, and the disclosure on page 93 has been revised to indicate that the Company “strive[s] to create value for our customers by providing timely, efficient, safe and cost effective transportation solutions.” The Company has deleted the third sentence under the caption “Overview” on page 1 in response to the Comment.
3.	We note the reference to competitors at the end of the first paragraph. Please remove the reference to your competitors or substantiate to us the claims you make about yourself in comparison to your competitors.
                         The disclosure on page 1 has been revised to delete the reference to the Company’s competitors.
4.	In one of the opening paragraphs, please provide your revenues and net losses for the most recent audited period and interim stub to provide a financial snapshot of your company.
                         The disclosure on page 2 has been revised to include a table which presents the Company’s total operating revenue, operating income (loss), Operating Ratio, Adjusted Operating Ratio, net income (losses), and Adjusted EBITDA for the six months ended June 30, 2010 and 2009 and the years ended December 31, 2009 and 2008.
5.	We note your discussion of the non-GAAP measure, Adjusted EBITDA, at several places in this section. Please revise to also discuss the most comparable GAAP measure, net earnings, for each of the periods presented. Alternatively, delete. Similarly revise your “Overview” section of your MD&A. Refer to the guidance outlined in Item 10(c) of Regulation S-K.
                         The Company’s disclosure of its Adjusted EBITDA on pages 1, 2 and 48 has been supplemented with disclosure of net income (loss) for each of the periods presented therein.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 3 -
Industry Opportunity, page 3
6.	Please update this section to include more recent data, if possible.
                    The disclosure on page 4 with respect to the U.S. total truck tonnage index has been updated through July 31, 2010. Additionally, the Company will continue to update this section as required through the effective date of the Registration Statement to include more recent data as it becomes available.
Our Corporate Profile, page 7
7.	Please briefly explain here that the 2007 Transactions was a going private transaction.
                    The disclosure on page 8 under the caption “Our Corporate Profile and Executive Offices” has been revised to explain that the 2007 Transactions constituted a going private transaction.
Risk Factors, page 16
8.	Please refer to the third paragraph in the opening paragraph. Please remove the reference to unidentified or immaterial risk. If a risk is not deemed material, please do not reference it
                    The disclosure on page 17 has been revised to delete the reference to “risks and uncertainties that are not yet identified or that we currently think are immaterial.”
Risks Related to Our Business and Industry, page 16
Our business is subject to general, page 16
9.	Address in this risk factor, or in a separate risk factor, what part of the business cycle the truckload industry is in right now, to the extent practicable.
                    The disclosure on page 17 has been revised to indicate that the Company believes the truckload industry is entering into a new economic cycle marked by a return to economic growth as well as a tighter supply of available tractors.
We operate in a highly regulated industry, page 20
10.	Please revise to include a separate risk factor, with its own subheading, the risks regarding the new CSA 2010 initiative.
                    The risk factors on pages 21 to 23 have been revised to include the identified risks related to the CSA 2010 initiative in a single risk factor and to present the identified risks related to attracting and retaining drivers under their own subheading.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 4 -
Our use of owner-operators, page 23
11.	Please revise to include quantifiable data to support your assertion that your competitors employ a larger percentage of company drivers. Alternatively, delete reference to your competitors.
                         The disclosure on page 25 has been revised to delete the reference to the Company’s competitors.
If our owner-operators are deemed by regulators, page 24
12.	Please expand to briefly expand upon the proposed federal legislation you refer to in the second sentence of this risk factor so that investors can assess the potential risk.
                         The disclosure on page 25 has been revised to describe more fully proposed federal legislation that would make it easier to reclassify owner-operators as employees.
We engage in transactions, page 24
13.	Please revise to include a separate risk factor, with its own separate subheading, the risk that Mr. Moyes may pledge or borrow against a portion of his Class B common stock.
                         The disclosure on page 26 has been revised to include a separate risk factor as to the risk that Mr. Moyes may pledge or sell a portion of his Class B common stock.
As a public company we will be required to meet periodic reporting requirements, page 27
14.	Please revise to delete your reference to large accelerated filers, as it appears you are a non-accelerated filer. Alternatively, advise.
                         Please see response to Comment 16.
15.	Please clarify what you are referring to when you indicate you have been preparing “such documents” as part of your disclosure obligations.
                         Please see response to Comment 16.
16.	Please disclose why you may experience difficulty in meeting the SEC’s reporting requirements.
                         Upon due consideration by the Company, the risk factor on page 29 as to potential risks associated with becoming a public company has been revised to delete the first paragraph as the Company does not believe there is a material risk that it will not be able to satisfy its SEC reporting requirements.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 5 -
Because our estimated initial public offering price, page 30
17.	Please cross-reference your “Dilution” section.
                         The disclosure on page 31 has been revised to cross-reference the section of the prospectus under the caption “Dilution.”
Our debt covenants contain restrictions, page 32
18.	We note your disclosure regarding covenants in relation to your debt agreements. Please address the potential risk of being required to maintain certain ratios in accordance with your debt agreements, similar to those that are required under your existing credit facility which you anticipate paying off, if applicable. If you are near the trigger for any required covenants or ratios, please disclose how you currently meet the requirements so that investors can assess the risk.
                         The disclosure on page 34 has been revised to describe the various financial and other covenants in the Company’s existing senior secured credit facility and to highlight the risk associated with a failure by the Company to maintain compliance with financial ratios required under its existing senior secured credit facility. As of June 30, 2010, the Company was well in excess of those financial ratios and thus it determined that no disclosure is required.
19.	In this regard, please disclose in this risk factor, or a separate one, that you currently do not meet a minimum fixed charge coverage ratio under the indenture for the senior secured notes, as you disclose on page 73, under “Senior Secured Notes.”
                         The indentures governing the Company’s senior secured notes include a limit on the ability of the Company to incur additional indebtedness, provided that it may incur additional indebtedness either if after giving effect to the incurrence the Company’s fixed charge coverage ratio is greater than 2.00:1.00 (often known as “ratio debt”) or under certain specifically enumerated carve-outs and debt incurrence baskets. The fixed charge coverage ratio is not a maintenance covenant and, as such, the failure to be above the 2.00:1.00 fixed charge coverage ratio is not a default under the indentures; rather it would limit the ability of the Company to incur incremental indebtedness under this provision. The Company has revised the disclosure on page 78 to clarify that although it may not currently incur ratio debt, it may incur additional indebtedness under other carve-outs from the covenant. In addition, since the fixed charge coverage ratio is not a maintenance covenant, the Company does not believe there is a material risk of default as a result of not being able to incur ratio debt in and of itself; however, the Company has revised the risk factor on page 34 to note that the inability to incur ratio debt does limit the options the Company might otherwise have to satisfy its ongoing capital requirements.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 6 -
Use of Proceeds, page 37
20.	If any of the indebtedness to be repaid was incurred within the last year, describe the use of proceeds of such indebtedness other than short-term borrowings used for working capital. Refer to Instruction 4 to Item 504 of Regulation S-K.
                         No indebtedness of the Company to be repaid with the proceeds of the offering was incurred within the last year.
Capitalization, page 39
21.	Refer to your discussion of your “Adjusted Operating Ratio” on page 15. If you expect a significant one-time equity compensation charge for certain stock options that vest upon an initial public offering, it appears that this item should be included in the capitalization table.
                         The disclosure on page 41 has been revised to include a footnote to the Capitalization table explaining the impact of the one-time non-cash equity compensation charge on accumulated deficit and additional paid in capital upon the completion of this offering.
Selected Historical Consolidated Financial and Other Data, page 43
22.	In the introductory paragraph, you reference your independent accountants as the auditors of your financial statements. However, it does not appear they have consented to this reference in Exhibit 23.1 dated July 21, 2010, as filed with your Form S-1. As such, you may either remove this reference or advise your independent accountants to provide specific consent to their being named within this section of the document. Please revise accordingly.
                         The disclosure on page 44 has been revised to delete the reference to KPMG LLP in the introductory paragraph to the Company’s Selected Historical Consolidated Financial and Other Data.
Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 47
Overview, page 47
23.	We note your statement that between 2008 and 2009, your cost control efforts “overcame” a reduction in loaded miles and a decrease in average trucking revenue. Please revise to clarify what you mean by this statement, as it appears that you had net losses in your last two fiscal years.
                         The disclosure on page 49 has been deleted in response to the Staff’s Comment.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 7 -
24.	Refer to the table on page 48. If you elect to disclose the “Adjusted Operating Ratio,” a non-GAAP financial measure, you should also disclose and discuss the operating ratio on a GAAP basis, giving it equal prominence. Please revise accordingly.
                         The table on page 49 has been revised to also disclose and discuss the Operating Ratio on a GAAP basis.
Revenue and Expenses, page 48
25.	Refer to the last paragraph of this section and the accompanying chart. Please balance this disclosure with a brief discussion of the business conditions or other obstacles that hinder you in making improvements in your asset productivity and yield.
                         The disclosure on page 50 has been revised to indicate the sensitivity of the Company’s operating revenue and operating income to increases or decreases in its weekly tractor usage, rate charged per miles and deadhead miles percentage. In addition, the Company has included a discussion on page 50 of the business conditions and other obstacles that may hinder it from making improvements in its asset productivity and yield.
Key Performance Indicators, page 50
26.	You state that you consider the Adjusted Operating Ratio your most important measure of operating profitability. Please revise to explain precisely what this measure tells you and the reasons it is important to evaluating your business.
                         The disclosure on pages 51 and 52 has been revised to explain why the Company considers the Adjusted Operating Ratio to be its most important measure of operating profitability.
Results of Operations, page 51
27.	We note, from your disclosures, that you have prepared your comparative discussion and analysis of fiscal 2007 using the unaudited pro forma results of operations provided on pages A-1 and A-2. Although a supplemental presentation of this type may be appropriate, you are still required to discuss actual results for the fiscal 2007 predecessor and successor periods, as presented in your audited financial statements, in the position of greatest prominence. We will not object if you elect to provide a supplemental comparative discussion of actual operating results for fiscal 2008 to the combined operating results of fiscal 2007 prepared on a pro forma basis, consistent with the form and content standards set forth in Article 11-02 (b) of Regulation S-X in addition to a discussion of actual results as required by GAAP. A representation that the pro forma operating results were prepared in accordance with Article 11-02 (b) should be included in the filing. Please revise as appropriate.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 8 -
                         The disclosure under the caption “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Results of Operations” on pages 52 to 72 has been revised to include a discussion of the Company’s actual results for the fiscal 2007 predecessor and successor periods. In addition, the Company has included a representation on page 52 that the Company’s pro forma operating results for fiscal 2007 described under the caption “2007 pro forma (unaudited) results of operations” and elsewhere in such section were prepared in accordance with Article 11-02(b) of Regulation S-X.
Income Tax Expense, 67
28.	Please expand your disclosure to also discuss income tax expense for each period presented as if Swift Corporation had been treated as a C Corporation.
                         The description of the Company’s historical and pro forma income tax expense (benefit) on page 72 has been revised to include a discussion of the Company’s income tax expense for each period presented as if it had been treated as a subchapter C corporation.
Liquidity and Capital Resources, page 67
29.	On page 68, you state that over the long term, your capital requirements may require you to seek additional borrowings, lease financing or equity capital. As none of those sources of funding are currently secured, please revise your disclosure to explain the consequences should any or all of those sources be unavailable, for whatever reason.
                         The disclosure on pages 72 and 73 has been revised to indicate that if the Company cannot secure additional borrowings, lease financing or equity capital at the time such financing is needed, then it may be required to utilize the revolving portion of its new senior secured credit facility (if not then fully drawn), extend the maturity of its then-outstanding indebtedness, rely on alternative financing arrangements or engage in asset sales.
30.	In this regard, please revise your disclosure to explain that your borrowing capacity is currently limited by your non-compliance with certain debt covenants, as stated on page F-11.
                         The disclosure on page 73 has been revised to indicate that the Company cannot currently incur additional indebtedness under the fixed charge coverage ratio in the indentures governing its senior secured notes.
Cash flows, page 68
31.	We note that you have not provided comparative information for 2007, which you state is due to the 2007 transactions which may limit the usefulness of the information. However, as you have provided 2007 information in your discussion of other aspects of your business, it would be preferable that you provide some 2007 information hereon for consistency. Consideration should be given to presenting 2007

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 9 -
information, and including an explanation of the items which are not comparable between periods within your disclosure.
                         The discussion of cash flows on pages 73 to 75 has been revised to present fiscal 2007 information on an actual basis, and to explain that certain of the items presented therein are not comparable between periods.
Contractual Obligations, page 75
32.	It is unclear whether you have included the entire interest portion of your long term debt in the table of contractual obligations. In an effort to increase transparency, we would generally expect the interest portion to be included, and a reasonable estimate made where rates are variable, along with an explanatory note. If interest has been included, please revise your notes to indicate this. Address how you have treated your interest rate swaps in this table, as well.
                         The table of the Company’s contractual obligations on page 80 has been revised to include the future interest portion of such obligations, including imputed interest associated with capital leases. The Company’s obligations associated with its outstanding interest rate swap agreements are presented as a separate line item with an explanatory footnote.
Business, page 84
Our Competitive Strengths, page 84
33.	You indicate that you are a “market leader.” Please clarify what you are referring to with that statement. Are you referring to size or revenue, for instance?
                         The Company has revised the statements on pages 4 and 89 to state that the Company operates the largest truckload fleet in North America.
Our Growth Strategy, page 85
34.	Please balance your disclosure to indicate that there can be no guarantee that you will have meaningful improvement in truckload volumes and pricing.
                         The disclosure on page 90 has been revised to indicate that there can be no guarantee that the Company will experience a meaningful improvement in its truckload volume or pricing.
Customers and Marketing, page 90
35.	Please either list these awards or provide the list to us.
                         The Company is providing the Staff with a list of awards as a supplement to this letter.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 10 -
36.	We note your statement that your modern fleet offers key advantages over competitors with older fleets. Please provide to us the basis for your belief that your competitors have older fleets or eliminate the reference to your competitors.
                         The disclosure on page 96 has been revised to factually support the Company’s reference to its competitors.
Management, page 102
37.	Please revise to specifically address Mr. Moyes’ experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director for the company on an individual basis. Refer to Item 401(e)(1) of Regulation S-K and Regulation
S-K Compliance & Disclosure Interpretation 116.05.
                         The biography of Mr. Moyes on pages 107 and 108 has been revised to indicate that the Company believes he is a truckload industry expert who has been active in the management and ownership of trucking companies for 44 years, which serves as the basis for the Company’s conclusion that Mr. Moyes should serve as a director of the Company.
Risk Management and Oversight, page 105
38.	We note that you have not included any disclosure in response to Item 402(s) of Regulation S-K. Please advise us of the basis of your conclusion that disclosure is not necessary and describe the process you undertook to reach that conclusion.
                         The Company respectfully advises the Staff that it has determined that disclosure in response to Item 402(s) of Regulation S-K is not required.
                         As described in the Compensation Discussion and Analysis section on pages 116 to 124, the three major elements of the Company’s compensation program are base salary, performance-based annual cash incentives and long-term incentives. The management of the Company evaluated the compensation program and took into consideration the following factors:
•	Annual cash incentives are based on the performance of the Company’s earnings objectives and an individual’s performance. With respect to the 2009 annual cash incentives, the Company’s compensation committee set its performance goals based on the Company meeting specified full year Adjusted EBITDA levels. The use of Adjusted EBITDA encourages the Company’s employees to focus on long-term growth rather than short-term risk-taking behavior. In addition, the payouts are at multiple levels of performance rather than an “all-or-nothing” approach.

•	The Company’s long-term incentive grants consisted of stock options in 2009. Because all stock options were granted at fair market value on the date of grant and generally vest in thirds over a three year period beginning with the third anniversary of the date of grant, the sole purpose of the long-term incentive grants is to align the

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 11 -
interests of the Company’s employees with those of its stockholders over a length of time.

•	The Company’s Chief Executive Officer, Mr. Moyes, was not eligible for either the annual cash incentive or the long-term incentive grants. Because Mr. Moyes does not participate in the Company’s incentive compensation program, his interest in the Company’s growth and performance is independent of his own interest in his compensation.
                         Among other things, the Company’s management also considered the applicability of each of the situations in the non-exclusive list of situations included in Item 402(s). Based on the foregoing information, the Company’s management concluded that risks arising from its compensation policies and practices are not reasonably likely to have a material adverse effect on the Company or its business. Accordingly, the Company decided that no disclosure is required under Item 402(s).
Fully Paid and non-assessable, page 126
39.	Please delete the statement that the shares are fully paid and non-assessable or attribute the statement to counsel.
                         The disclosure on page 132 has been revised to delete the statement that the Company’s shares of Class A common stock are fully paid and non-assessable.
Report of Independent Registered Public Accounting Firm, page F-21
40.	We note that the opinion of the accounting firm has been dual dated with reference to note 28. Please expand your disclosure to clarify the significance of the July 21, 2010 date. Our comment also applies to the report on page F-62, which has a similar dual date, and to Note 24 on page F-84.
                         The disclosure on pages F-20, F-61 and F-84 has been revised to provide further explanation of the report dating noted on the audit opinion of KPMG LLP. The original issue date for the 2009 annual audited financial statements was March 25, 2010. The financial statements issued at that time did not comply with Commission regulations in that they omitted earnings per share disclosures. In anticipation of the filing of the Registration Statement, the earnings per share disclosures were added to the financial statements at note 28 and audited subsequent to March 25, 2010. KPMG LLP completed their audit of the additional disclosures on July 21, 2010. Similarly, the predecessor financial statements issued on March 28, 2008 for Swift Transportation did not include the earnings per share disclosures required by the Commission, which were then included in note 24 and audited by KPMG LLP as of July 21, 2010.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 12 -
Financial Statements for the year ended Dec. 31, 2009
Consolidated Statements of Cash Flows, page F-26
41.	We note you have classified restricted cash and cash equivalents as an investing activity within your statement of cash flows. Based upon your disclosure on page F-28, it appears this balance relates to cash within the trusts of your captive insurance company, which will be used to reimburse the insurance claim losses paid by the insurance company. Generally, restricted cash amounts are presented within the cash flow section most suitable if the amounts were not restricted. Therefore, it appears that your restricted cash balances may be more appropriately classified as operating activities, while still presented separately from non-restricted cash and cash equivalents. Please explain how you concluded that these restricted cash amounts were investing activities, including your consideration of ASC 230-10-45-25, or revise accordingly.
                         The Company notes the Staff’s Comment and although ASC 230-10-45-25 does not provide specific guidance as to the proper classification of restricted cash amounts in the statement of cash flows, the Company notes that during the annual AICPA National Conference on current Commission and PCAOB Developments that was held in Washington, D.C. in December 2006, the SEC Staff stated that restricted cash is typically classified within investing cash flows. In the speech, the Staff indicated that associated cash flows may be more appropriately classified as operating cash flows if the restricted cash clearly relates to the operating activities of the organization.
                         The Company considered the nature of the underlying transactions and concluded that the self-insurance activity is secondary to its primary business activity. The restricted cash balances relate to the Company’s cash held within the trusts of the Company’s captive insurance companies. This cash within the trusts is restricted to reimburse the insurance claims losses paid by the Company’s captive insurance companies. The Company insures a portion of its automobile liability and workers’ compensation risk as well as certain risk of its third party owner-operators through its captive insurance companies. In addition, the Company’s captive insurance companies utilize the re-insurance markets to diversify their risk. The Company’s captive insurance operations are considered to constitute a separate reporting unit from its primary trucking operations.
                         The Company also notes that its presentation is consistent with other participants in the trucking industry, including Heartland Express and Knight Transportation, as well as other established transportation service providers including United Parcel Service and United Airlines, which present restricted cash associated with self-insurance activities as investing activities in the statement of cash flows.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 13 -
                         After evaluation of all facts and circumstances, the Company concluded that presentation of changes in restricted cash under investing activities is appropriate.
Goodwill, page F-29
42.	We see from Footnote 26 that, although you have one reportable segment, you have several reporting units. Please expand your disclosures to identify and describe each of these units. Consideration should be given to also disclosing the goodwill allocated to each reporting unit.
                         The disclosure on page F-28 has been revised to include a reference to each of the Company’s four reporting units including any goodwill allocated to such reporting units.
Recent accounting pronouncements, page F-32
43.	Please describe the specific characteristics of your securitization program that will result in your previously de-recognized accounts receivable being brought back onto the balance sheet.
                         The disclosure on page F-31 has been revised to include a description of the specific characteristics of the Company’s securitization program, which in the Company’s judgment, do not meet revised criteria for sale accounting treatment under ASU No. 2009-16.
Note (19) Stock option plan, page F-47
44.	If you specifically attribute these valuations to a third party valuation analysis, please identify the third party responsible and provide his consent in the registration statement. Alternatively, please revise this language as appropriate or remove it from the filing. We refer you to Question 233.02 of the Compliance and Disclosure Interpretations.
                         The disclosure on page F-46 has been revised to specifically attribute these valuations to a determination made by the Company’s management.
Note (29) Quarterly Results of Operations (unaudited), page F-61
45.	Please revise to describe the effects of any unusual or infrequently occurring items recognized in each quarter as well as the aggregate effect and nature of year-end or other adjustments which are material to the results of the quarter. Your attention is invited to Item 302 (a)(3) of Regulation S-K.
                         The disclosure on page F-60 has been revised to include a description of the effects of unusual or infrequently occurring items recognized in each quarter presented.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 14 -
Pro Forma Condensed Statement of Operations, page A-1
46.	We note that, although IEL was an entity under common control, the financial statements of Swift Corporation for fiscal 2007 do not include the results of IEL for the period prior to the merger. We also note that no separate audited financial statements have been included for IEL for January 1, 2007 through April 7, 2007. If you believe that your current presentation is adequate, please explain the basis for your conclusion.
                          ASC 805-50-45-2 provides that financial statements of the receiving entity associated with the transfer of assets between entities under common control should report results of operations for the period in which the transfer occurs as though the transfer of net assets or exchange of equity interest had occurred at the beginning of the period. Results of operations for that period would comprise those of the previously separate entities combined from the beginning of the period to the date the transfer is completed and those of the combined operations from the date of transfer to the end of the period.
                          Although Swift Corporation and Interstate Equipment Leasing, LLC (“IEL”) were under common control prior to the transfer date on April 7, 2007, the Company has concluded the financial results of IEL for the period January 1, 2007 to April 6, 2007 were not material to the financial statements of Swift Corporation for year ended December 31, 2007 and therefore excluded IEL’s results for the period from the presentation. As shown on page A-1, IEL’s operating revenue and operating expense, net of intercompany eliminations were less than $10.0 million for the period January 1, 2007 to April 6, 2007. This represents less than 0.5% of the corresponding line items for Swift Corporation for the year ended December 31, 2007. Additionally, IEL’s net income was $1.5 million for the period prior to its contribution to Swift Corporation. As such, the Company’s management concluded that the audited financial statements of Swift Corporation for the fiscal year 2007 are presented fairly in all material respects.
47.	As a related matter, please expand your footnote disclosures in the summary and selected data presentations to specifically state, if true, that the historical results of IEL are excluded from the tables for periods prior to the April 7, 2007 combination of entities under common control. Also, please state the reasons why you believe that the omission is not material to your presentation.
                         In response to the Staff’s Comment, the Company has expanded its footnote disclosure in the summary and selected data presentations, on pages 13 and 46, respectively. Please see the response to Comment 46 for the Company’s conclusion regarding the immateriality of IEL’s financial results for the period from January 1, 2007 to April 6, 2007.

Susan Block
Securities and Exchange Commission
September 3, 2010
Page - 15 -
General
48.	Please consider the updating requirements for your financial statements and related consents in accordance with Article 8-08 of Regulation S-X and Item 601(b)(23) of Regulation S-K, respectively, on an ongoing basis.
                         The Company has provided updated interim financial statements as of and for the six months ended June 30, 2010 in the Amendment. KPMG LLP has filed a new consent to the inclusion of its reports on the Company’s financial statements as Exhibit 23.1 to the Amendment.
Exhibits
49.	Please file the existing senior secured credit facility as an exhibit or advise.
                         The Company is filing its outstanding senior secured credit facility, as amended to date, as an exhibit to the Amendment.
                         Please telephone the undersigned at (212) 735-4112 if you have any questions or need any additional information.
Very truly yours,
/s/ Richard B. Aftanas

cc:	James Fry, Executive Vice President,
     General Counsel and Corporate
     Secretary, Swift Holdings Corp.
Stephen F. Arcano, Partner, Skadden, Arps,
     Slate, Meagher & Flom LLP
Earl Scudder, Principal, Scudder Law Firm,
     P.C., L.L.O.
Mark Scudder, Principal, Scudder Law Firm,
P.C., L.L.O.